Exhibit 99.1
Baidu Announces First Quarter 2008 Results
BEIJING, China, April 24, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the first quarter ended March 31, 20081.
First Quarter 2008 Highlights
•	Total revenues in the first quarter of 2008 increased to RMB574.4 million (US$81.9 million), representing a 108.4% increase from the corresponding period in 2007.

•	Operating profit in the first quarter of 2008 increased to RMB147.4 million (US$21.0 million), representing a 99.6% increase from the corresponding period in 2007.

•	Net income in the first quarter of 2008 increased to RMB146.6 million (US$20.9 million), representing a 71.5% increase from the corresponding period in 2007.

•	Diluted earnings per share (“EPS”) for the first quarter of 2008 were RMB4.22 (US$0.60); diluted EPS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2008 was RMB4.68 (US$0.67). Costs and expenses related to Baidu’s Japan operations in the first quarter of 2008 were RMB30.1 million (US$4.3 million), which reduced diluted EPS by RMB0.87 (US$0.12).

•	The number of active online marketing customers during the first quarter grew to approximately 161,000, an increase of 3.9% from the previous quarter.
“This was another excellent quarter for Baidu,” said Robin Li, Baidu’s chairman and CEO. “Our revenue growth remained strong and is an indication of our ability to execute our strategy of providing the best possible user experience and service to our customers. Instrumental to our growth were the ceaseless efforts of our sales force and customer service teams who continued to deliver strong results despite a long Chinese New Year holiday and severe snow storms across large parts of China. In addition, a larger customer base contributed to strong organic and Baidu Union growth.”
During the first quarter Baidu launched the public testing of Baidu Hi, an instant messaging platform complementing Baidu’s suite of other already popular products such as Baidu Knows, Baidu Post Bar and Baidu Space. Initial results indicate a positive response to the new product. Baidu also recently signed an agreement with China Netcom (CNC). Under the agreement, Baidu and CNC created a jointly designed Baidu search page that CNC users are redirected to if they attempt to visit an incorrect or nonexistent URL. This arrangement allows CNC Internet users to

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0120 to USUS$1.00, the effective noon buying rate as of March 31, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

find information they need more efficiently while increasing Baidu user traffic in a revenue sharing model.
First Quarter 2008 Results
Baidu reported total revenues of RMB574.4 million (US$81.9 million) for the first quarter ended March 31, 2008, representing a 108.4% increase from the corresponding period in 2007.
Online marketing revenues for the first quarter were RMB572.7 million (US$81.7 million), representing a 108.5% increase from the first quarter of 2007. The growth was mainly driven by the increases in the number of active online marketing customers as well as revenue per customer. Baidu had nearly 161,000 active online marketing customers in the first quarter of 2008, representing a sequential increase of 3.9% and an increase of 43.8% from the corresponding period in 2007. Revenue per online marketing customer for the first quarter remained stable sequentially at approximately RMB3,600 (US$513), and increased approximately 44.0% from the corresponding period in 2007.
Traffic acquisition costs (TAC) as a component of cost of revenues was RMB76.6 million (US$10.9 million), representing 13.3% of total revenues, compared to 10.3% in the corresponding period in 2007. The increase in TAC as a percentage of total revenues primarily reflects the continued growth of revenue contribution from Baidu Union members.
Bandwidth costs as a component of cost of revenues was RMB38.4 million (US$5.5 million), representing 6.7% of total revenues, compared to 7.8% in the corresponding period in 2007. Depreciation costs as a component of cost of revenues was RMB53.2 million (US$7.6 million), representing 9.3% of total revenues, compared to 9.4% in the corresponding period in 2007.
Selling, general and administrative expenses were RMB147.0 million (US$21.0 million), representing an increase of 96.3% from the corresponding period in 2007, primarily due to expansion of the direct sales force.
Research and development expenses were RMB51.4 million (US$7.3 million), representing a 105.9% increase from the corresponding period in 2007, primarily due to an increase in research and development staff.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, increased in aggregate by 32.5% to RMB16.2 million (US$2.3 million) in the first quarter of 2008 from RMB12.2 million in the corresponding period in 2007.
Operating profit was RMB147.4 million (US$21.0 million), representing a 99.6% increase from the corresponding period in 2007. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB163.5 million (US$23.3 million) for the first quarter of 2008, a 90.1% increase from the corresponding period in 2007.

Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB228.4 million (US$32.6 million) for the first quarter of 2008, representing a 93.5% increase from the corresponding period in 2007.
Income tax expense was RMB10.9 million (US$1.5 million), compared to an income tax expense of RMB1.4 million in the first quarter of 2007. The increase in tax over previous quarters is due to expected increases in tax rates applied to two PRC-based subsidiaries as their tax holidays either expired or partially elapsed.
Net income was RMB146.6 million (US$20.9 million), representing a 71.5% increase from the corresponding period in 2007. Basic and diluted EPS for the first quarter of 2008 amounted to RMB4.29 (US$0.61) and RMB4.22 (US$0.60), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB162.8 million (US$23.2 million), a 66.6% increase from the corresponding period in 2007. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the first quarter of 2008 were RMB4.77 (US$0.68) and RMB4.68 (US$0.67), respectively.
As of March 31, 2008, Baidu’s cash, cash equivalents and short-term investments amounted to RMB1.7 billion (US$237.6 million). Net operating cash inflow and capital expenditures for the first quarter of 2008 were RMB248.9 million (US$35.5 million) and RMB158.5 million (US$22.6 million), respectively. A portion of the capital expenditure was associated with the construction of Baidu’s new campus facility.
Outlook for Second Quarter 2008
Baidu currently expects to generate total revenues in an amount ranging from RMB780 million (US$111 million) to RMB800 million (US$114 million) for the second quarter of 2008, representing a 94.4% to 99.4% increase from the corresponding period in 2007 and a 35.8% to 39.3% increase from the first quarter of 2008. This forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call at 8 PM on April 24, 2008 U.S. Eastern Time (8 AM on April 25, 2008 Beijing/Hong Kong time).
Dial-in details for the earnings conference call are as follows:
US: +1-617-597-5326
UK: +44-207-365-8426
Hong Kong: +852-3002-1672
Passcode for all regions: 87344072

A replay of the conference call may be accessed by phone at the following number until May 1, 2008:
A replay of the conference call may be accessed by phone at the following number until May 1, 2008:
International: +1-617-801-6888
Passcode: 94512505
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of 2008 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language and Japanese language Internet search markets and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission.

Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of April 24, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.
About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures defined as non-GAAP financial measures by the SEC: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter, except that the non-GAAP measures for the quarter ended March 30, 2006 reflected the one-time cumulative effect of change in accounting principle due to our adoption of SFAS 123(R) since January 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.
Contacts
For investor inquiries please contact:

China
Helen Zhang
Baidu.com, Inc.
Tel: (8610) 8260 7558
Email: ir@baidu.com
Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: (8610) 8520 3090
helen.plummer@ogilvy.com
US
Thomas Smith
Ogilvy Public Relations Worldwide (New York)
Tel: 1 (212) 880 5269
thomas.smith@ogilvypr.com

Baidu.com, Inc.
Condensed Consolidated Balance Sheets

	March 31,	December 31,
(in RMB thousands)	2008	2007
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	1,427,298	1,350,600
Short-term investments	238,776	242,037
Accounts receivable, net	65,432	64,274
Prepaid expenses and other current assets	70,330	65,996
Deferred tax assets, net	2,587	2,587

Total current assets	1,804,423	1,725,494

Non-current assets:
Fixed assets, net	678,716	678,886
Land use right, net	95,984	96,472
Intangible assets, net	38,932	40,460
Goodwill	51,086	51,093
Investments, net	15,061	15,439
Deferred tax assets, net	20,496	15,716
Other non-current assets	52,574	32,348

Total non-current assets	952,849	930,414

TOTAL ASSETS	2,757,272	2,655,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	296,220	359,310
Customers’ deposits	270,169	257,577
Deferred revenue	12,452	11,832
Deferred income	1,835	2,485

Total current liabilities	580,676	631,204

Non-current liabilities:
Long-term payable	—	3,000
Deferred income	52	332

Total non-current liabilities	52	3,332

Total liabilities	580,728	634,536

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,136,147 shares and 25,300,772 shares issued and outstanding as at December 31, 2007 and March 31, 2008	10	10
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,996,842 shares and 8,894,411 shares issued and outstanding as at December 31, 2007 and March 31, 2008	4	4
Additional paid-in capital	1,197,281	1,171,575
Accumulated other comprehensive loss	(99,085)	(81,953)
Retained earnings	1,078,334	931,736

Total shareholders’ equity	2,176,544	2,021,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,757,272	2,655,908

Baidu.com, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	March 31,	March 31,	December 31,
(in RMB thousands except for share, per share information)	2008	2007	2007
	Unaudited	Unaudited	Unaudited
Revenues:
Online marketing services	572,710	274,666	569,588
Other services	1,686	914	1,474

Total revenues	574,396	275,580	571,062

Operating costs and expenses:
Cost of revenues (note 1, 2)	(228,592)	(101,895)	(216,012)
Selling, general and administrative (note 2)	(147,031)	(74,893)	(132,230)
Research and development (note 2)	(51,406)	(24,964)	(46,535)

Total operating costs and expenses	(427,029)	(201,752)	(394,777)

Operating profit	147,367	73,828	176,285

Other income:
Interest income	10,604	12,070	12,846
Exchange loss, net	(1,708)	(214)	(1,898)
Other income, net	1,194	1,208	14,044

Total other income	10,090	13,064	24,992

Income before income taxes	157,457	86,892	201,277

Income taxes	(10,859)	(1,390)	18,561

Net income	146,598	85,502	219,838

Earnings per share for Class A and Class B ordinary shares:
Basic	4.29	2.53	6.45
Diluted	4.22	2.47	6.32

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,154,776	33,752,904	34,087,848
Diluted	34,765,164	34,669,009	34,797,946

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(35,071)	(16,610)	(36,614)
Traffic acquisition costs	(76,632)	(28,347)	(72,299)
Bandwidth costs	(38,365)	(21,540)	(35,857)
Depreciation costs	(53,194)	(25,858)	(46,662)
Operational costs	(24,415)	(9,312)	(23,820)
Share-based compensation expenses	(915)	(228)	(760)

Total cost of revenues	(228,592)	(101,895)	(216,012)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(915)	(228)	(760)
Selling, general and administrative	(8,014)	(8,322)	(5,539)
Research and development	(7,252)	(3,664)	(6,986)

Total share-based compensation expenses	(16,181)	(12,214)	(13,285)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended March 31, 2007			Three months ended December 31, 2007			Three months ended March 31, 2008
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results

Operating profit	73,828	12,214	86,042	176,285	13,285	189,570	147,367	16,181	163,548

	Three months ended March 31, 2007			Three months ended December 31, 2007			Three months ended March 31, 2008
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results

Net income	85,502	12,214	97,716	219,838	13,285	233,123	146,598	16,181	162,779

(*) The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	March 31, 2007	total revenues	December 31, 2007	total revenues	March 31, 2008	total revenues
Net cash provided by operating activities	113,036	41%	334,609	59%	248,876	43%

Changes in assets and liabilities, net of effects of acquisitions	16,688	6%	(44,063)	-8%	(21,273)	-4%
Income taxes expenses	1,390	1%	(18,561)	-3%	10,859	2%
Interest income and other, net	(13,064)	-5%	(24,992)	-4%	(10,090)	-2%

Adjusted EBITDA	118,050	43%	246,993	44%	228,372	39%

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses.